Sidley Austin LLP 1501 K Street, N.W. Washington, D.C. 20005 +1 202 736 8000 +1 202 736 8711 Fax AMERICA ● ASIA PACIFIC ● EUROPE	+1 202 736 8387 sbarros@sidley.com

September 16, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street N.E.

Washington, D.C. 20549

Attn:	Doug Jones

Patrick Kuhn

Re:	LUB Liquidating Trust

Form 10-K

Filed March 22, 2024

File No. 001-08308

Ladies and Gentlemen:

LUB Liquidating Trust (the “Liquidating Trust”) is pleased to respond to the letter dated August 23, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) with respect to the Liquidating Trust’s Annual Reports on Form 10-K for the years ended December 31, 2023 and 2022 and the Liquidating Trust’s Transition Report on Form 10-KT for the transition period from August 26, 2021, to May 31, 2022. For the convenience of the Staff’s review, we have set forth below the comment contained in the Staff’s letter in italics followed by the Liquidating Trust’s response.

Form 10-K filed March 22, 2024

General

1.	The consolidated financial statements presented in your Form 10-Ks for fiscal years ended December 31, 2023 and 2022 and the Form 10-KT for period ending May 31, 2022 are unaudited. In addition, you have not filed a report on Form 10-Q since the quarterly period ended March 9, 2022. Please advise us of your basis for not providing audited financial statements and accompanying audit reports and not filing reports on Form 10-Q since the noted period ended.

Sidley Austin (DC) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response:

Background of Luby’s, Inc. and the Liquidating Trust

The Liquidating Trust previously operated as Luby’s, Inc. (“Luby’s”), a multi-branded company in the restaurant industry and in the contract food services industry.

During fiscal year 2020, a special Committee (the “Special Committee”) of the board of directors (the “Board”) of Luby’s recommended, and the Board determined, that the dissolution of Luby’s pursuant to a Plan of Liquidation and Dissolution (the “Plan of Dissolution”) was advisable and in the best interests of Luby’s and its stockholders.

On September 4, 2020, the Board unanimously approved the dissolution of the Company pursuant to the Plan of Dissolution, providing for the sale of the Company’s assets and distribution of the net proceeds to the Company’s stockholders. On October 6, 2020, the Company filed a definitive proxy statement pursuant to Regulation 14A under the Exchange Act, relating to the Plan of Dissolution. The Company’s stockholders approved the Plan of Dissolution at a special meeting of stockholders held on November 17, 2020.

From and after the approval of the Plan of Dissolution, Luby’s engaged in the process of winding-up its business operations, collecting and liquidating its assets and resolving its outstanding claims and liabilities. Luby’s changed its basis of accounting from a going concern basis to a liquidation basis effective November 19, 2020.

Under the Plan of Dissolution, the Board had the authority to establish a liquidating trust and distribute assets of the Company to the liquidating trust. On May 31, 2022, the Board authorized the formation of the Liquidating Trust. Luby’s and the Trustees of the Liquidating Trust (“Trustees”) executed a liquidating trust agreement on May 31, 2022 (the “Liquidating Trust Agreement”), a copy of which was filed as an exhibit to a current report on Form 8-K of the Liquidating Trust, which was filed on June 6, 2022. Pursuant to the Liquidating Trust Agreement, eﬀective on and as of May 31, 2022, (i) Luby’s granted, delivered, released, assigned and conveyed to the Liquidating Trust all of Luby’s right, title and interest in, to and under, all of Luby’s assets and (ii) the Liquidating Trust assumed all of Luby’s unsatisﬁed debts, claims, liabilities, commitments, suits and other obligations, whether contingent, ﬁxed or otherwise, known or unknown and agreed to pay, discharge and perform when due all of Luby’s liabilities.

On May 31, 2022, Luby’s stock records were closed and each stockholder of Luby’s automatically became the holder of one unit of beneficial interest in the Liquidating Trust for each share of Luby’s common stock, $0.32 par value per share (the “Common Stock”) then held of record by such stockholder. At such time, all outstanding shares of Luby’s Common Stock were deemed cancelled. The stockholders of Luby’s were not required to take any action to receive beneficial interests in the Liquidating Trust.

After completing the transfer of its remaining assets and liabilities, Luby’s filed a Certificate of Dissolution with the Delaware Secretary of State on May 31, 2022, which Certificate of Dissolution became effective on the date of filing.

The Liquidating Trust assumed control of Luby’s remaining assets and liabilities effective May 31, 2022. The purpose of the Liquidating Trust is to hold, administer and liquidate the assets transferred to it. In accordance with the Plan of Dissolution, the Liquidating Trust and the Trustees are obligated to hold, administer and liquidate the Liquidating Trust’s assets, and to collect and distribute to the beneﬁciaries the income and the proceeds of the disposition of Luby’s assets, to collect amounts owed to Luby’s, and to pay any contingent or unforeseen liabilities or obligations of Luby’s arising out of or in connection with the business or aﬀairs of Luby’s. The Liquidating Trust does not engage in the conduct of a trade or business, and does not require active management. As of December 31, 2023, as disclosed in the Liquidating Trust’s Annual Report on Form 10-K for the year ended December 31, 2023 (“2023 10-K”), since the approval of the Plan of Liquidation, the Liquidating Trust had distributed $3.70 per unit/common share.

The Liquidating Trust, on behalf of Luby’s, filed a Form 15 (the “Form 15”) pursuant to Rule 12g-4(a)(l) promulgated under the Exchange Act with the Commission on July 15, 2022 to terminate the registration of Luby’s Common Stock under the Exchange Act and to cease filing periodic reports with respect thereto. Luby’s determined it was eligible to rely on this rule because it no longer had any record holders of its Common Stock.

Since its formation, the Trustees have caused the Liquidating Trust to operate in accordance with the terms and conditions of the Liquidating Trust Agreement, and there has been no amendment of the Liquidating Trust Agreement. The Liquidating Trust has timely provided to each holder of a beneficial interest in the Liquidating Trust all reports and filings required to be filed through the date of this letter.

Terms of the Liquidating Trust

Similar to other liquidating trusts and in accordance with the guidance set forth in the Commission no-action letters discussed below, the Liquidating Trust Agreement provides the following:

●	Units of beneficial interest in the Liquidating Trust are not transferrable or assignable, except by will, intestate succession or operation of law.

●	An executor or administrator of the estate of a unitholder may mortgage, pledge, grant a security interest in, hypothecate or otherwise encumber, the units of beneficial interest held by the estate of such unitholder if necessary in order to borrow money to pay estate, succession or inheritance taxes or the expenses of administering the estate of the unitholder, upon written notice to, and written consent of, a majority of the Trustees, which consent may not be unreasonably withheld.

●	Units of beneficial interest in the Liquidating Trust will not be represented by any form of certiﬁcate or other instrument, and no unitholder will be entitled to such a certiﬁcate. The Trustees shall maintain an official record at its place of business, or at the oﬃce of a transfer agent retained for such purpose, a record of the name and address of each unitholder and such unitholder’s aggregate units.

●	Units of beneficial interest in the Liquidating Trust are not and will not be listed on any exchange or quoted on any quotation system.

The existence of the Liquidating Trust will terminate upon the earlier of three years from the date of creation, or the final distribution (in accordance with the terms of the Liquidating Trust Agreement) from the Liquidating Trust of all assets in compliance with the Delaware General Corporation Law, unless the Trustees determine that a longer period is needed to sell real estate or collect payment in full of any installment obligations owed by the purchaser of assets of the Company or the Liquidating Trust’s assets and to make any final distribution of any such proceeds. The Trustees currently believe that all remaining assets will be distributed to the beneficiaries of the Liquidating Trust by the end of May 2025.

Under the terms of the Liquidating Trust Agreement, and consistent with other liquidating trust no-action letters issued by the Commission, the Trustees are required to submit an annual written report and account to the beneﬁciaries showing (i) the assets and liabilities of the Liquidating Trust at the end of each year and the receipts and disbursements of the Liquidating Trust for such year, prepared in accordance with generally accepted accounting principles, (ii) any changes in the Liquidating Trust’s assets and liabilities that have not been previously reported, and (iii) any action taken by the Trustees in the performance of their duties under the Liquidating Trust Agreement that they have not previously reported, and which, in their opinion, materially aﬀects the Liquidating Trust’s assets or liabilities. The annual reports furnished to the beneficiaries have been and will be filed with the Commission under cover of Form 10-K using the Company’s existing Commission file number. The Trustees have signed and will sign and file a certification with respect to each annual report in the form attached to the 2023 10-K as Exhibit 31.1.

The Trustees have also agreed to prepare and issue a publicly available report whenever an event with respect to the Liquidating Trust’s assets occurs that is determined by the Trustees to be material or as may be required by the rules and regulations promulgated by the Commission. The Liquidating Trust Agreement does not contemplate that the Trustees would provide beneficiaries with quarterly reports and, therefore, no quarterly reports have been filed under cover of Form 10-Q for the Liquidating Trust.

Summary of Liquidating Trust No-Action Relief Guidance and Analysis

As described below, the Staff has consistently agreed to grant relief from the Section 13(a) and 15(d) reporting requirements for quarterly reports on Form 10-Q and with respect to the inclusion of audited financial statements in annual reports on Form 10-K to registrants who have substantially curtailed their operations upon a showing that not filing quarterly reports or including audited financial statements in annual reports would not significantly alter the total information available to investors and that filing quarterly reports and including audited annual financial statements in annual reports would present an unnecessary burden or expense.1

The Liquidating Trust has no ongoing operations and operates exclusively to liquidate its remaining assets, pay its expenses and liabilities and distribute cash to the holders of its units of beneficial interest. It will not operate in any capacity to acquire additional investments. Units of beneficial interest in the Liquidating Trust are not listed on any exchange and are not actively traded. In addition, neither the Trustees nor any other persons affiliated with the Liquidating Trust has taken or will take any actions to facilitate or encourage any trading in the beneficial interests in the Liquidating Trust or any instrument or interest tied to the value of the beneficial interests in the Liquidating Trust.

It is our view that the Liquidating Trust is not an issuer of “equity securities” within the meaning of Section 12 of the Exchange Act. The Liquidating Trust operates solely for the purpose of liquidating the assets transferred to it and distributing the cash and the cash proceeds from the liquidation thereof, and will terminate upon the earlier of three years from the date of creation, or the final distribution (in accordance with the terms of the Liquidating Trust Agreement) from the Liquidating Trust of all assets in compliance with the Delaware General Corporation Law, unless the Trustees determine that a longer period is needed to sell real estate or collect payment in full of any installment obligations owed by the purchaser of assets of the Company or the Liquidating Trust’s assets and to make any final distribution of any such proceeds. Except as may be necessary to complete the liquidation of the assets held in trust, the Liquidating Trust has not engaged and will not engage in the conduct of any trade or business. No certificates have been or will be issued to represent the beneficial interests in the Liquidating Trust and such beneficial interests are not transferrable or assignable, except by will, intestate succession or operation of law. Due to the restriction on transfer, there is no market for the beneficial interests in the Liquidating Trust and, consequently, no need for the general public to have the type of information about the Liquidating Trust required by Section 13 of the Exchange Act or the proxy rules. Nevertheless, beneficiaries of the Liquidating Trust have continued and will continue to receive periodic reports under cover of Forms 10-K and 8-K. In addition, the Trustees have signed and will sign and file a certification in their individual capacities with respect to the annual reports, as discussed above. The Commission or its staff has consistently accepted this position regarding the registration requirements of liquidating trusts.2

[1]	See Exchange Act Release No. 9660 (June 30, 1972) (“Release 34-9660”) and the following no-action letters: FSP 303 Easy Wacker Drive Corp. Liquidating Trust (Nov. 13, 2018); FSP 50 South Tenth Street Corp. (Nov. 14, 2014); FSP Galleria North Corp. Liquidating Trust (Aug. 13, 2014); FSP Phoenix Tower Corp. Liquidating Trust (Apr. 1, 2013); Behringer Harvard Short-Term Opportunity Liquidating Trust (Mar. 28, 2013); ICON Income Fund Nine Liquidating Trust (Mar. 26, 2013); Behringer Harvard Mid-Term Value Enhancement Liquidating Trust (Mar. 31, 2011); REMEC Liquidating Trust (Mar. 28, 2011); G REIT, Inc. and G REIT Liquidating Trust (Aug. 4, 2010); ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust (Aug. 14, 2007); T REIT, Inc. and T REIT Liquidating Trust (Aug. 9, 2007); Cygnus, Inc. (Mar. 27, 2006); FORE Holdings Liquidating Trust (Dec. 1, 2005); Shelbourne Properties et al. (Apr. 29, 2004); Wilmington Trust Company, as Trustee, AFG Investment Trust A Liquidating Trust and AFG Investment Trust B Liquidating Trust (June 18, 2003); PLM Equipment Growth Fund III, Liquidating Trust (Jun. 9, 2003); Wilmington Trust Company et al. (Feb. 26, 2003); and Burnham Pacific Properties, Inc. and BPP Liquidating Trust (Jun. 21, 2002).
[2]	FSP 303 Easy Wacker Drive Corp. Liquidating Trust, supra; FSP 50 South Tenth Street Corp., supra; FSP Galleria North Corp. Liquidating Trust, supra; FSP Phoenix Tower Corp. Liquidating Trust, supra; Behringer Harvard Short-Term Opportunity Liquidating Trust, supra; ICON Income Fund Nine Liquidating Trust, supra; Behringer Harvard Mid-Term Value Enhancement Liquidating Trust, supra; REMEC Liquidating Trust, supra; G REIT, Inc. and G REIT Liquidating Trust, supra; ICON Cash Flow Partners L.P. Seven and ICON Cash Flow Partners L.P. Seven Liquidating Trust, supra; T REIT, Inc. and T REIT Liquidating Trust, supra; Cygnus, Inc., supra; FORE Holdings Liquidating Trust, supra; Shelbourne Properties et al, supra; Wilmington Trust Company, as Trustee, AFG Investment Trust A Liquidating Trust and AFG Investment Trust B Liquidating Trust, supra; PLM Equipment Growth Fund III, Liquidating Trust, supra; Wilmington Trust Company et al, supra; and Burnham Pacific Properties, Inc. and BPP Liquidating Trust, supra.

In addition, compliance with the reporting obligations of the Exchange Act and the proxy rules would place an unreasonable financial and administrative burden on the Liquidating Trust and reduce the amount of distributions to holders of beneficial interests. The cost of auditing annual financial statements, preparing the financial statements in XBRL interactive data format and preparing and filing quarterly reports would further decrease the proceeds available for distribution. The Liquidating Trust estimates that the costs associated with producing the reports necessary for continued compliance with the Exchange Act reporting requirements would be approximately $400,000 to $500,000 annually, including approximately $325,000 in auditing fees paid to the Liquidating Trust’s independent registered accounting firm, $65,000 in costs paid to the Liquidating Trust’s outsourced accounting staff, and $75,000 in financial printing costs for EDGAR filings (including XBRL-tagged interactive data files).

Further, the Trustees have submitted and will submit annual statements to holders of beneficial interests and other annual and current reports as deemed necessary by the Trustee, filed on Form 10-K or 8-K, as appropriate. Annual reports will contain information for a company in a non-operating, liquidation mode prepared in accordance with generally accepted accounting principles.

Therefore, because (i) there is no market, public or private, for beneficial interests in the Liquidating Trust, (ii) the Trustees of the Liquidating Trust have kept and will keep beneficiaries of the Liquidating Trust informed of pertinent fiscal developments through timely filings of annual reports and current reports under cover of Forms 10-K and 8-K, respectively, (iii) the reporting obligations under the Exchange Act would place an unreasonable financial burden on the Liquidating Trust, and (iv) the Staff has extended no-action relief in analogous circumstances in the past to liquidating trusts, the Liquidating Trust determined not to file quarterly reports on Form 10-Q or to include audited financial statements in its annual reports on Form 10-K. Not requiring the Liquidating Trust (a) to file quarterly reports, or (b) to file annual reports that contain audited financial information would not be inconsistent with the protection of investors as the beneficial interests of the Liquidating Trust are not traded and holders thereof are and will be kept informed of material fiscal developments through annual and current reports. As such, the Liquidating Trust believes that the foregoing meets the criteria established in Release 34-9660, which sets forth the Commission’s position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

Based on the foregoing, we believe that the Liquidating Trust meets the criteria established in Release 34-9660 (June 30, 1972), which set forth the Commission’s position that relief from the reporting requirements may be granted where issuers can demonstrate that such relief is consistent with the protection of investors and that it would be difficult for the reporting company to comply with such requirements.

If the staff has any questions with respect to this request or requires additional information regarding this letter, please contact the undersigned at 202-736-8387.

Sincerely,

/s/ Sonia Barros
Sonia Barros

CC:	John Garilli, Trustee

Gerald Bodzy, Trustee

Joe C. McKinney, Trustee

George Vlahakos, Sidley Austin LLP

Sara von Althann, Sidley Austin LLP